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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549
                                      __________

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (Final Amendment)

                                    NuVision, Inc.
                                   (Name of issuer)

                                     Common Stock
                            (Title of class of securities)

                                     670923 10 1
                                    (CUSIP number)

                                Lee A. Barkan, Esquire
                            General Counsel and Secretary
                            American Vision Centers, Inc.
                                    90 John Street
                              New York, New York  10038
                                    (212) 385-1000
               (Name, address and telephone number of person authorized
                        to receive notices and communications)

                                   With a copy to:

                             Leonard S. Ferleger, Esquire
                              Kirkpatrick & Lockhart LLP
                                 1500 Oliver Building
                           Pittsburgh, Pennsylvania  15222
                                    (412) 355-6500

                                     June 2, 1995
               (Date of event which requires filing of this statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ___.

                    Check the following box if a fee is being paid with the statement ___.

                                 (Page 1 of 9 Pages)
                             (Exhibit Index is on Page 6)

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          SCHEDULE 13D
           CUSIP No. 670923 10 1                        Page 2 of 9 Pages

            1  NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Vision Centers, Inc.  13-2926850

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) __
                                                                   (b) __
            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

                   BK, AF

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                           __

            6  CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York

               NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
               PERSON WITH

            7  SOLE VOTING POWER
               100 shares

            8  SHARED VOTING POWER
               0
            9  SOLE DISPOSITIVE POWER
               100 shares

           10  SHARED DISPOSITIVE POWER
               0

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                    100
           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          __

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    100%

           14  TYPE OF REPORTING PERSON*

                    CO

          * SEE INSTRUCTIONS BEFORE FILLING OUT!




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               This Final Amendment amends and supplements Items 4, 5 and 6 of the Statement on Schedule 13D (the "Schedule 13D") of American Vision Centers, Inc., a New York corporation ("Parent"), filed with the Securities and Exchange Commission on June 2, 1995 as part of Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 of NI Acquiring Corp., a Michigan corporation (the "Purchaser"), and Parent relating to a tender offer by the Purchaser for all outstanding shares of common stock of NuVision, Inc., a Michigan corporation (the "Company").

          Item 4.   Purpose of Transaction.


          Item 5.   Interest in Securities of the Issuer.


          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the Issuer.


               Items 4, 5 and 6 are hereby amended to incorporate by reference in its entirety the text of a certificate of merger relating to the merger of the Purchaser with and into the Company which was filed with the Michigan Department of Commerce - Corporation and Securities Bureau and effective on June 2, 1995. A copy of the form of that certificate of merger is attached hereto as Exhibit (c)(6).

          Item 7.   Material to be Filed as Exhibits.

               Item 7 is hereby amended by adding thereto the following:

               (c) (6) Form of certificate of merger, filed June 2, 1995.



















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          SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 6, 1995

                                           AMERICAN VISION CENTERS, INC.


                                                 /s/ Seth R. Poppel
                                           -----------------------------
                                           Name:  Seth R. Poppel
                                           Title: Chairman and President





































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          SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 6, 1995

                                           NI ACQUIRING CORP.


                                               /s/ Seth R. Poppel
                                           -----------------------------
                                           Name:  Seth R. Poppel
                                           Title: President





































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          EXHIBIT INDEX



           Exhibit                                                  Page
             No.         Description                                 No.


           (c)(6)        Form of certificate of merger, filed June  < 7
                         2, 1995











































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                                                             Exhibit (c)(6)
          CERTIFICATE OF MERGER



          NI ACQUIRING CORP., a Michigan corporation
          (Parent corporation)


          with and into


          NUVISION, INC., a Michigan corporation
          (Subsidiary corporation)



                    Pursuant to the provisions of Sections 711, 712 and 713 of Act 284, Public Acts of 1972 (as amended, the "MBCA"), and the Agreement and Plan of Merger, dated as of April 27, 1995 (the "Merger Agreement"), by and among AMERICAN VISION CENTERS, INC., a New York corporation ("AVC"), NI ACQUIRING CORP., a Michigan corporation ("NI"), and NUVISION, INC., a Michigan corporation ("NuVision"), the undersigned corporation executes the following Certificate of Merger:

                    1. Under the Merger Agreement, the constituent corporations are NI and NuVision, and the surviving corporation is NuVision (sometimes referred to herein as the "Surviving Corporation"). The corporation identification ("CID") number of NuVision is 186-689. The CID number of NI is 284-099.

                    2. The Merger Agreement, including the plan of merger described hereafter (the "Plan of Merger"), was unanimously approved and adopted by the respective Boards of Directors of the constituent corporations and was approved and adopted by the sole shareholder of NI in accordance with Section 713 of the MBCA. Approval by the shareholders of NuVision of the Merger Agreement and the Plan of Merger was not required because NI owns more than 90% of the outstanding shares of common stock, par value $.50 per share (the "Shares"), of NuVision, which is the only class of capital stock of NuVision outstanding.

                    3. As of the date hereof, the number of Shares outstanding is 2,696,426, and no other shares of capital stock of NuVision are outstanding. The number of such Shares owned by NI as of the date hereof is 2,602,222 Shares.

                    4. The Plan of Merger provides that the manner and basis of converting the shares of each constituent corporation into shares, bonds or other securities of the surviving corporation or into cash or other consideration is as follows:

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                    (a)  Each Share issued and outstanding immediately
                         prior to the effective time of the merger (the "Merger") of NI with and into NuVision (the "Effective Time") (other than Shares owned by AVC, NI or any other subsidiary of AVC (collectively, the "AVC Companies") and Shares held by NuVision or any of its subsidiaries immediately prior to the Effective Time) shall be converted into the right to receive in cash $7.60 per Share (the "Merger Price"), shall cease to be outstanding, shall automatically be canceled and retired and shall cease to exist; and each holder of a stock certificate (a "Certificate") formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive, without interest, the aggregate Merger Price therefor upon the surrender of such Certificate;

                    (b) Each Share issued and outstanding immediately prior to the Effective Time and owned by any of the AVC Companies and each Share issued and held by NuVision or any of its subsidiaries immediately prior to the Effective Time shall cease to be outstanding, shall automatically be canceled and retired without payment of any consideration therefor and shall cease to exist;

                    (c) The shares of common stock of NI issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be converted into and thereafter constitute all of the issued and outstanding shares of the capital stock of the Surviving Corporation; and

                    (d) Immediately after the Effective Time, NuVision shall (i) be the surviving corporation, (ii) continue to have the name "NuVision, Inc.," and
                         (iii) continue its corporate existence under the MBCA unaffected by the Merger. The articles of incorporation and by-laws of NuVision, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and by-laws, respectively, of the Surviving Corporation after the Effective Time until thereafter amended, and the directors and officers of NI immediately prior to the Effective Time shall continue as the directors and officers of the Surviving Corporation. The Merger shall have all of the effects specified in the MBCA.



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                    5.   The Merger Agreement is on file at the Surviving
          Corporation's headquarters, located at P. O. Box 2600, 2284 S. Ballenger Highway, Flint, Michigan 48501, and will be furnished by the Surviving Corporation, on request and without cost, to any shareholder of any constituent corporation.

                    6. On behalf of NI and, as the Surviving Corporation, NuVision shall, after the filing of this Certificate of Merger, promptly mail to each minority shareholder of record of NuVision a copy or summary of the Plan of Merger. Under the Plan of Merger, the Merger Agreement and the MBCA, there are no dissenters' rights of appraisal in connection with the merger of NI with and into NuVision.


          Dated:  June 1, 1995


                                             NI ACQUIRING CORP.
                                             a Michigan corporation


                                        By: /s/ Seth R. Poppel
                                           -----------------------------
                                             Name:  Seth R. Poppel
                                             Title: President



























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